July 2009

Pricing Sheet No. 6 dated July 27, 2009 relating to

Preliminary Terms No. 6 dated July 13, 2009

Registration Statement No. 333-145845

Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

RevConsSM

Two RevConsSM Each Based on a Different Common Stock due January 29, 2010

SUMMARY TERMS FOR ALL REVCONS — July 24, 2009
Issuer:	Barclays Bank PLC
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons (see “Commissions and Issue Price” below)
Payment at maturity:	Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day from but excluding the pricing date and up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.
Trigger event:	Closing price trigger event
Initial share price:	The initial share price for each RevCons will be the closing price of the underlying stock on the pricing date.
Determination date:	The determination date for each RevCons is three business days before the maturity date of that RevCons.
Exchange ratio:	For each RevCons, the stated principal amount divided by the initial share price, subject to adjustments for corporate events.
Trigger price:	The trigger price specified for each RevCons is equal to the product of the trigger level times the initial share price.
Coupon:	Payable monthly at the specified interest rate calculated on a 30/360 basis beginning August 28, 2009.
Pricing date:	July 24, 2009
Original issue date:	August 3, 2009 (six business days after the pricing date)
Listing:	The RevCons will not be listed on any securities exchange.
Selected Dealer:	Morgan Stanley Smith Barney LLC (“MSSB”)
SPECIFIC TERMS FOR EACH REVCONS
Underlying stock:	Microsoft Corporation (“MSFT”)	Monsanto Company (“MON”)
Maturity date:	January 29, 2010	January 29, 2010
Interest rate:	10.00%	11.00%
Trigger level:	80%	75%
Determination date:	January 26, 2010	January 26, 2010
CUSIP:	06739JLY7	06739JLZ4
ISIN:	US06739JLY72	US06739JLZ48
Initial share price:	$23.45	$84.16
Trigger price:	$18.76	$63.12
Exchange ratio:	42.64392	11.88213
Aggregate principal amount:	$9,625,000	$13,839,000

Commissions and Issue Price:	Per MSFT RevCons	Total	Per MON RevCons	Total
Price to public(1)	$1,000	$9,625,000	$1,000	$13,839,000
Agent’s commissions(1)(2)	$20	$192,500	$20	$276,780
Proceeds to company	$980	$9,432,500	$980	$13,562,220

(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of RevCons purchased by that investor.
(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRELIMINARY TERMS NO. 6, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW BEFORE YOU MAKE AN INVESTMENT DECISION.

Preliminary Terms No. 6 dated July  7, 2009

Prospectus Supplement dated February  10, 2009 and

Prospectus dated February 10, 2009

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1011). A copy of the prospectus may be obtained from Barclays Capital Inc., 200 Park Avenue-Attn. US InvSol Support, New York, NY 10166.

Morgan Stanley Smith Barney LLC	Barclays Capital Inc.